February 1, 2011

Mary Cole
Counsel
Office of Disclosure and Review
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	LoCorr Investment Trust, File Nos. 333-171360, 811-22509.

Dear Ms. Cole:

On December 22, 2010, LoCorr Investment Trust (the "Registrant"), on behalf of the LoCorr Managed Futures Strategy Fund (the "Fund"), the sole series of the Registrant, filed its registration statement on Form N-1A.  By letter dated January 20, 2011 you provided written comments regarding the filing.  Please find below the Registrant's responses to those comments.  For your convenience, your comments and headings have been reproduced with responses following each comment.

Comments

1)	Prospectus Summary—

a)
Fee Table—Footnote (2) refers to the costs of investing in "other investment companies." In your response, explain whether all underlying funds are expected to be "investment companies." In addition, explain whether the amount shown in this line item includes an estimate of advisory performance fees.

Response

Not all underlying funds in which the Fund expects to invest are expected to be "investment companies."  The estimated acquired fund fees and expenses line item in the Fund's fee table includes an estimate of any performance fees that are expected to be incurred from investing in other investment companies.

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February 1, 2011

b)	In your response confirm that the fee waiver agreement will be in existence for at least one year from the effective date of the registration statement.

Response

The Registrant confirms that the fee waiver agreement will be in existence for at least one year from the effective date of the registration statement.

c)
Principal Investment Strategies—The first paragraph in this section states that the Fund will invest in several types of "pooled investment vehicles." In your response explain whether these pooled investment vehicles may include commodity pools or hedge funds.  Explain in your response whether the Fund's investment policies would permit the Fund to invest a majority of its assets, either directly or through its wholly-owned subsidiary, in financial futures. In this respect, provide a representation that the Fund will not operate as a commodity pool. Also, explain in your response whether the Fund may co-invest with any commodity pools advised by the Fund's adviser.  If the Fund may invest in commodity pools, explain whether the advisers to such pools would be registered under the Investment Advisers Act of 1940.  Also, explain the custody arrangements for Fund assets held in such commodity pools.

Response

The Registrant notes that pooled investment vehicles could include funds commonly referred to as hedge funds, but there is no current intention to invest in hedge funds.  Pooled investment vehicles also could include commodity pools and the Fund is expected to invest in commodity pools through its subsidiary.  The Registrant further notes that it does not believe the Fund's investment policies could be arguably read to permit the Fund to invest a majority of its assets, either directly or through its wholly-owned subsidiary, in financial futures.  The Registrant represents that the Fund will not operate as a commodity pool principally because virtually all the Fund's assets will be invested in securities.  The Fund's adviser does not operate any commodity pools, therefore the Fund does not co-invest with any commodity pools advised by the Fund's adviser.  The Registrant notes that an adviser to a commodity pool could also be registered under the Investment Advisers Act of 1940, if it independently met the qualifications for such registration.  The Registrant does not have specific knowledge of the frequency of such registration for advisers to commodity pools.  The Fund will comply with the Investment Company Act requirements for the custody of the Fund's assets, including having shares or interests (in certificated form or book entry form) in commodity pools as well as relevant supporting documents held by the Fund's and/or the subsidiary's custodian (U.S. Bank, N.A.).

February 1, 2011

d)
Principal Investment Strategies—The last sentence of the first paragraph states that the "(m)anaged futures strategy investments will be made without restriction as to the Underlying Fund's market capitalization or country." Does this mean instead that there is no restriction on the market capitalization or country of the securities in the underlying funds' portfolios?

Response

The Registrant notes that disclosure describing investments in underlying funds as being made without restriction as to market capitalization or country was intended to alert investors that the underlying funds may be of various sizes and may be organized outside the United States rather than to address the assets held by such underlying funds.  Upon review, the Registrant has deleted the reference to market capitalization because this might tend to confuse shareholders as references to market capitalization are customarily used to describe operating companies with exchange-traded shares.

e)
Principal Investment Strategies—The second to last sentence of the third paragraph states that futures and swap contracts can be used as "substitutes for fixed income securities." In your response, explain whether all Fund investments can be in futures contracts.  With respect to the swap contracts, disclose the percentage of fund assets that can be invested in contracts with any one counterparty.

Response

The Registrant notes that it does not believe the Fund's investment policies could be arguably read to permit the Fund to invest all of its assets, either directly or through its wholly-owned subsidiary, in futures contracts.  It is the intent of the Fund that a majority of Fund assets will be invested directly in fixed income securities.  The Registrant has added disclosure describing 25% as the maximum percentage of Fund assets that can be invested in contracts with any one counterparty.

February 1, 2011

f)	Principal Investment Strategies—Paragraph 4 refers to "medium-term interest income-generating securities…" Please define this term.

Response

The Registrant has added disclosure defining medium-term interest income-generating securities as those with maturities or average lives of less than 10 years.

g)	Adviser's Investment Process—The first bullet point refers to "alternative investment market niche." Please define this term.

Response

The Registrant has added disclosure defining alternative investment market niche as referring to investments other than stocks and bonds.

h)	Principal Investment Risks—With respect to the subsidiary, please provide representations that address the following requirements:

i)	Will the Fund look through to the subsidiary regarding diversification and concentration?

Response

The Fund will look through to the subsidiary regarding diversification and concentration on a consolidated basis.

ii)	Will the subsidiary's advisory contract comply with Section 15 of the 1940 Act and will it be approved in accordance with Section 15 by the Fund's Board of Trustees?

Response

The subsidiary's advisory contract will comply with Section 15 of the 1940 Act and will it be approved by the Fund's Board of Trustees in accordance with Section 15.

February 1, 2011

iii)	Will the subsidiary comply with Section 10 and 16 of the 1940 Act?

Response

The subsidiary will comply with Section 10 and Section 16.

iv)	Will the subsidiary submit to inspection by the Commission? This could be documented in an undertaking in Part C.

Response

The subsidiary will consent to inspection by the Commission pursuant to an undertaking presented in Part C.

v)	Will the subsidiary comply with Section 17(g) of the 1940 Act and Rule 17g-1 thereunder with respect to the custodial relationships?

Response

The subsidiary will comply with Section 17(g) of the 1940 Act and Rule 17g-1 thereunder with respect to custodial relationships.

2)	Item 9 Disclosure—

a)	Comments made above with respect to the Summary apply to the disclosure in this section, as appropriate.

Response

Responses with respect to the summary portion of the prospectus have been adapted to the statutory portion of the prospectus, as appropriate.

b)	Derivatives Risks—

i)
Disclose that derivative instruments may be used for hedging and for speculation. See Letter dated July 30, 2010, from Barry Miller Associate Director, Office of Legal and Disclosure, Division of Investment Management to the Investment Company Institute ("Derivatives Letter").

February 1, 2011

Response

The Registrant has amended derivatives-related disclosures to describe the Fund's and underlying funds' use of derivatives as for hedging purposes and as substitutes for securities, interest rates, commodities and currencies.

ii)	Set forth the principal derivatives strategies in which the Fund may engage. See Derivatives Letter.

Response

Upon review, the Registrant believes that the amended derivatives-related disclosures described in the response immediately above, when read in concert with the Fund's present disclosures, fully describe the principal derivative strategies employed by the Fund.

iii)
Please specify all types of derivatives in which the Fund may invest and equate the specific risks associated with each type of derivative. In addition, describe the extent of derivatives exposure of the Fund. Also, add the risk that the use of derivatives subject to regulation by the Commodity Futures Trading Commission ("CFTC") by underlying investment funds could cause the Fund to be a commodity pool, which would require the Fund to comply with certain rules of the CFTC.

Response

The Registrant has amended derivative risk disclosures to include the risk that the use of derivatives subject to regulation by the Commodity Futures Trading Commission ("CFTC") by underlying investment funds could cause the Fund to be a commodity pool, which would require the Fund to comply with certain rules of the CFTC.  Upon further review, the Registrant believes that the amended derivatives risk disclosure described in the sentence immediately above, when read in concert with the Fund's present disclosures fully describe the principal risks of derivative strategies employed by the Fund.

The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

1.	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

February 1, 2011

2.	Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

3.
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

4.	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Parker Bridgeport at (614) 469-3238 or the undersigned at (513) 352-6725.

Best regards,

/s/ JoAnn M. Strasser

JoAnn M. Strasser